Mail Stop 4561

March 12, 2009

By U.S. Mail and Facsimile to (615) 744-3842

Harold R. Carpenter
Chief Financial Officer
Pinnacle Financial Partners
211 Commerce Street, Suite 300
Nashville, Tennessee 37201

> **RE:** **Pinnacle Financial Partners**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 19, 2009**
> **File No. 000-31225**

Dear Mr. Carpenter,

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Non-GAAP Financial Measures, page 32

1.   We note you present certain non-GAAP financial measures, including "net
        income available to common shareholders, excluding merger related expense"
        and "fully-diluted net income per common share available to common
        stockholders, excluding merger related expense." Given the fact that the merger
        costs reflected in the adjustments ultimately do accrue to shareholders, please
        revise future filings to clearly disclose the following:

        a.   The material limitations associated with use of the non-GAAP financial
             measure as compared to the use of the most directly comparable GAAP
             financial measure.

        b.   The manner in which management compensates for these limitations when
             using the non-GAAP financial measure.

        c.   The reasons the adjustment titled merger costs differs from the merger costs
             line item on the face of your Consolidated Statement of Income, and how the
             amounts in the adjustment were calculated. Identify the nature of the amounts
             included in the adjustment here and the nature of the amounts excluded from
             that adjustment. Clearly identify the extent to which the parameters are
             defined by and are consistent with your compensation programs.

        d.   For purposes of transparency in your presentation, consider labeling the
             adjustment "certain merger costs" to reflect that fact that not all merger costs
             are included in the adjustment.

        Refer to Question 8 of the Frequently Asked Questions Regarding the Use of
        Non-GAAP Financial Measures for guidance. Please provide us with your
        proposed disclosures.

Financial Condition – Nonperforming Assets, page 42

2.   We note that your nonperforming assets balance has increased significantly in
        each of the last three years, specifically nonaccrual loans and other real estate
        owned. We also note that you expect additional increases during 2009. However,
        we were unable to locate disclosure of the specific reasons for the large increases.
        Please tell us and revise future filings to provide a thorough disclosure related to
        changes in (and related trends in) your nonperforming assets balance, including
        which category of loans the increase relates to, the reason for the increase and, if
        applicable, steps you have taken to remediate (or collect on) the nonaccrual loans.
        If your nonperforming assets relate to several different categories, consider
        providing a tabular breakdown by category in future filings.

Item 8. Financial Statements

Note 1. Summary of Significant Accounting Policies – Other Assets, page 66

3.   Please tell us and revise future filings to disclose how your policy of recording other real estate owned "at the lower of cost or fair value less estimated costs to sell at the date acquired" complies with paragraph 28 of SFAS 15.

4.   Please revise future filings to include other real estate owned, which is measured at fair value on a non-recurring basis, in your fair value disclosure beginning on page 68, as applicable. Refer to paragraph 33 of SFAS 157 for guidance.

Note 3. Participation in U.S.Teasury Capital Purchase Program and Private Placement of Common Stock, page 75

5.   Please tell us and revise your future filings to more clearly discuss the following regarding your issuance of preferred stock and warrants to the U.S. Treasury:

   a. Clearly identify the assumptions used to calculate the fair value of the preferred stock.

   b. Clearly identify how you determined the relative fair value of the preferred stock and the warrants.

   c. Clearly identify how those factors were considered in the calculation of the accretion amount reported.

   d. Quantify the discount rate used to value the preferred stock.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief